SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(1)            .

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(7)            .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM PARTICIPAÇÕES S.A. CORPORATE TAXPAYERS’S REGISTRY (CNPJ/MF) NO. 02.570.688/0001-70 BOARD OF TRADE (NIRE) NO. 53.3.0000581-8 PUBLICLY-HELD COMPANY	BRASIL TELECOM S.A. CORPORATE TAXPAYERS’S REGISTRY (CNPJ/MF) NO. 76.535.764/0001-43 BOARD OF TRADE (NIRE) NO. 53.3.0000622-9 PUBLICLY-HELD COMPANY

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON SHAREHOLDER’S EQUITY – ISE

The Board of Directors of Brasil Telecom Participações S.A. (“BRTP”) and Brasil Telecom S.A. (“BRTO”) hereby disclose that, in meetings held on August 7, 2009, the payment of ISE – Interest on Shareholder’s Equity, credited to shareholders in 2008, was authorized as follows:

1. TOTAL ISE – FISCAL YEAR 2008

(a) BRTP – total amount of R$264,800,000.00 (two hundred sixty four million eight hundred thousand reais), relating to the fiscal year 2008. The amount recognized is within the limit of R$264,800,000.00 (two hundred sixty four million, eight hundred thousand reais), representing a net amount of R$225,080,000.00 (two hundred twenty five million, eighty thousand reais), authorized in BRTP’s Extraordinary Shareholders’ Meeting held on April 8, 2009; and

(a) BRTO – total amount of R$324,300,000.00 (three hundred twenty four million three hundred thousand reais), relating to the fiscal year 2008. The amount recognized is within the limit of R$324,300,000.00 (three hundred twenty four million, three hundred thousand reais), representing a net amount of R$275,655,000.00 (two hundred seventy five million, six hundred fifty five thousand reais), authorized in BRTO’s Extraordinary Shareholders’ Meeting held on April 8, 2009.

The amounts mentioned in items (a) and (b) were credited as mandatory dividends for the fiscal year 2008, as provided in paragraph 7, article 9 of Law No. 9,249/95.

2. ISE APPROPRIATED IN THE FISCAL YEAR 2008:

Share	Date Appropriated	“Ex-ISE” Date	Gross Amount per Share (in reais)	Amount Net of Withholding Income Tax* per Share (in reais)	Total Gross Amount (R$)
BRTP (Common) BRTP (Preferred)	3/31/2008	4/9/2008	0.515878559	0.438496775	187,000,000.00
BRTP (Common) BRTP (Preferred)	12/29/2008	12/30/2008	0.214627550	0.182433418	77,800,000.00

*	Portion corresponding to withholding income tax (Imposto de Renda Retido na Fonte – IRRF) has been withheld, according to item “5” below.

Share	Date Appropriated	“Ex-ISE” Date	Gross Amount per Share (in reais)	Amount Net of Withholding Income Tax* per Share (in reais)	Total Gross Amount (R$)
BRTO (Common) BRTO (Preferred)	3/31/2008	4/9/2008	0.447588512	0.380450236	245,000,000.00
BRTO (Common) BRTO (Preferred)	12/29/2008	12/30/2008	0.144840477	0.123114405	79,300,000.00

*	Portion corresponding to withholding income tax (Imposto de Renda Retido na Fonte – IRRF) has been withheld, according to item “5” below.

3. PAYMENT DATE

On and after August 10, 2009.

4. FORM OF PAYMENT AND LOCATION

(a) Shareholders eligible to receive ISE, from BRTP (Banco Real (“Banco Real”)) and from BRTO (Banco Bradesco S.A. (“Bradesco”)), on the date of payment (August 10, 2009), may receive their proceeds through a credit to their bank account, as long as they have a designated bank account at the respective financial institution; (b) other eligible shareholders, presenting the documentation described below, must go to a branch of Banco Real or Bradesco, as the case may be, and request the bank to issue a notice of payment to receive ISE at the cashier; (c) shareholders with shares in the custody of the CBLC - Companhia Brasileira de Liquidação e Custódia will receive payment through their brokers.

Individuals: Authenticated copy of their identity card, Individual Taxpayers’ Registry (CPF), and proof of address.

Legal Entities: Authenticated copy of Corporate Taxpayers’ Registry CNPJ/MF, articles of incorporation or bylaws, consolidated and updated. For corporations, the minutes of shareholders meetings or of board of directors meetings that elected the current executive officers must be presented. Managing partners or officers with powers to represent the company must present an authenticated copy of their identity card, Individual Taxpayers’ Registry (CPF), and proof of address.

5. WITHHOLDING INCOME TAX

The amounts included in item 2 above, will be subject to withholding income tax as provided by current law.

6. REGISTRATION

(a) To receive interest on shareholders’ equity, the shareholders whose registration is incomplete or outdated must go in person to a branch of Banco Real or Bradesco, and present all necessary documents to update their registration: identity card, Individual Taxpayers’ Registry (CPF) and proof of residence, for individuals, or Corporate Taxpayers’ Registry (CNPJ), articles of incorporation /bylaws and power of attorney, for entities. (b) Shareholders represented by proxy/legal representatives must grant specific powers through a power of attorney, including a term of validity and specifying the amount and class of shares authorized to receive dividends.

Rio de Janeiro, August 7, 2009.

Alex Waldemar Zornig

Chief Financial Officer and Investor Relations Officer

Brasil Telecom Participações S.A. and Brasil Telecom S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2009

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer